As filed with the Securities and Exchange Commission on July 13, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FIRST FINANCIAL NORTHWEST, INC.
(Name of Subject Company (Issuer))

First Financial Northwest, Inc.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

32022K102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard P. Jacobson
Executive Vice President, Chief Operating Officer and
Chief Financial Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington 98057
(425) 255-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:

John F. Breyer, Jr., Esq.
Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Tel: (703) 883-1100

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$40,000,000*	$4,028.00**

*Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate of up to 3,076,923 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $13.00 per share.
**The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed  by First Financial Northwest, Inc. a Washington corporation ("First Financial" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company’s offer to purchase for cash up to $40.0 million of its common stock, $0.01 par value per share (the "shares"), at a price per share of not less than $13.00 and not more than $14.00 in cash, without interest and subject to any applicable withholding taxes. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the "tender offer." Additional documents relating to the tender offer are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is First Financial Northwest, Inc. The address and telephone number of the Company is set forth under Item 3.

        (b)   Reference is made to the information set forth under "Introduction" in the Offer to Purchase, which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under Section 8 ("Price Range of Shares; Dividends"), which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The Company is the filing person. The Company is a bank holding company that was incorporated in the State of Washington in June 2007 and is headquartered in Renton, Washington. Its primary operations are conducted through its wholly owned subsidiary, First Financial Northwest Bank. The address of its principal executive office is 201 Wells Avenue South, Renton, Washington 98057 and its telephone number is (425) 255-4400. Its internet address is  www.ffnwb.com.  Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)   Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

        Summary Term Sheet;

        Introduction;

Section 1 ("Number of Shares; Proration");

Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

Section 3 ("Procedures for Tendering Shares");

Section 4 ("Withdrawal Rights");

Section 5 ("Purchase of Shares and Payment of Purchase Price");

Section 6 ("Conditional Tender of Shares");

Section 7 ("Conditions of the Tender Offer");

Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

Section 13 ("Certain U.S. Federal Income Tax Consequences"); and

Section 14 ("Extension of the Tender Offer; Termination; Amendment").

        (a)(2)  Not applicable.

        (b)   Reference is made to the information set forth under "Introduction" and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c) Reference is made to the information set forth under "Summary Term Sheet," under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b) Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Reference is made to the information set forth under "Summary Term Sheet" and under Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements.

       (a) and (b) Not applicable.

Item 11.    Additional Information.

        (a)   Reference is made to the information set forth under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer"); under Section 10 ("Certain Information Concerning Us"), under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and under Section 12 ("Legal Matters; Regulatory Approvals") in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (c)   Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated July 13, 2016.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.
(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Press release announcing the Tender Offer issued on July 13, 2016.
(b)	Not applicable.
(d)(1)(A)	Specimen common stock certificate (incorporated herein by reference to Exhibit 4 to our Form S-1 Registration Statement (Registration No. 333-143549), filed on June 6, 2007)
(d)(1)(B)

Amended Employment Agreement between First Financial Northwest Bank and Joseph W. Kiley III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 5, 2013)

(d)(1)(C)	Form of Change in Control Severance Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 9, 2014)
(d)(1)(D)

Form of Supplemental Executive Retirement Agreement entered into by First Financial Northwest Bank with Joseph W. Kiley III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 31, 2012)

(d)(1)(E)	2008 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s proxy statement filed on April 15, 2008)

EXHIBIT NUMBER	DESCRIPTION
(d)(1)(G)	Forms of incentive and non-qualified stock option award agreements (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 1, 2008)
(d)(1)(H)	Form of restricted stock award agreement (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 1, 2008)
(d)(1)(I)	2016 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s proxy statement filed on April 28, 2016)
(d)(1)(J)

Forms of incentive and non-qualified stock option award agreements (incorporated by reference to Exhibits 10.2 and 10.3, respectively, to the Company’s Registration Statement on Form S-8 filed on June 15, 2016)

(d)(1)(K)	Form of restricted stock award agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-8 filed on June 15, 2016)
(d)(1)(L)	Form of restricted stock unit award agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-8 filed on June 15, 2016)
(d)(1)(M)	Employment Agreement between First Financial Northwest Bank and Richard P. Jacobson (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 5, 2013)
(g)	Not applicable.
(h)	Not applicable.
________________
*Filed herewith

Item 13.    Information Required by Schedule 13E-3.

       Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016
FIRST FINANCIAL NORTHWEST, INC.

	By:	/s/Richard P. Jacobson
		Name:	Richard P. Jacobson
		Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated July 13, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2016.
(a)(5)	Press release announcing the Tender Offer issued on July 13, 2016.

SCHEDULE TO

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.

SIGNATURE
Exhibit Index